Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 12/10/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

18010352

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: December 10, 2018

By: *[signature]*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 10th day of December, 2018.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

December 10, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2018-14 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2018-14 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit F – Updated Membership Forms
Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT F

<u>Exhibit Request</u>:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

<u>Response</u>:

Exhibit F is hereby amended as set forth below.

1. MIAX/PEARL Pre-Application Survey Form
2. MIAX/PEARL Member Application
3. MIAX/PEARL Amendment to Member Application
4. MIAX Market Maker Member Guarantee
5. MIAX/PEARL Clearing Member Give-Up Authorization and Guarantee
6. MIAX/PEARL User Agreement
7. MIAX Sponsored Access Agreement
8. MIAX/PEARL Statutory Disqualification Notice
9. MIAX Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant
10. MIAX Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant
11. MIAX/PEARL Exchange Data Agreement
12. MIAX/PEARL Affiliated Companies List – Schedule A to Exchange Data Agreement
13. MIAX/PEARL Data Feed Request Form – Schedule B to Exchange Data Agreement
14. MIAX/PEARL Service Facilitator List – Schedule C to Exchange Data Agreement
15. MIAX/PEARL Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement

16. MIAX/PEARL Market Data Policies

17. MIAX/PEARL Service Bureau Agreement

18. MIAX/PEARL Extranet Connection Agreement

19. MIAX/PEARL Extranet Information Form – Schedule A

20. MIAX/PEARL Universal Give-Up and Designated Clearing Advisement

21. MIAX/PEARL Volume Aggregation Request Form

22. MIAX Stock-Tied Give Up Authorization and Guarantee **[Updated Form Attached]**

23. MIAX Stock-Tied Complex Order Authorization **[Updated Form Attached]**

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX Options

STOCK-TIED GIVE UP AUTHORIZATION AND GUARANTEE

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Name of Exchange Member ______________________ Stock MPID ______________________

Name of Clearing Member ______________________ NSCC/DTC Participant No. ______________________

In accordance with Miami International Securities Exchange, LLC ("MIAX Options" or the "Exchange") Rule 507, the Clearing Member authorizes the above Exchange Member to give up Clearing Member's NSCC/DTC Participant No. listed above on MIAX Options for the purposes of Rule 518, Interpretation & Policy .01. Clearing Member has previously filed guarantees with the Exchange and holds the Exchange harmless and assumes financial responsibility for all transactions on the Exchange resulting from orders, bids, offers and other messages that are transmitted to MIAX Options by such Exchange Member for trade settlement at the above-listed Stock MPID or NSCC/DTC Participant No. of the Clearing Member even if orders, bids, offers or other messages transmitted to the Exchange by the Exchange Member through the foregoing MPID which is associated with the Clearing Member (i) were entered as a result of a failure in applicable security and/or credit controls, (ii) were entered by an unknown or unauthorized user, or (iii) exceeded Clearing Member's credit parameters.

Previously filed Clearing Member Guarantees shall remain in effect until the Clearing Member submits a written notice of revocation to the Exchange and also advises the appropriate Exchange personnel by telephone of the revocation notice. Such notice shall be deemed effective once the Exchange confirms to the Clearing Member that its revocation instruction has been effected in the Exchange's operating system. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective time of such Exchange-acknowledged revocation.

Name of Authorized Signatory of Exchange Member ______________________ Title ______________________

Signature of Authorized Signatory of Exchange Member ______________________ Date ______________________

Name of Authorized Signatory of Exchange Clearing Member ______________________ Title ______________________

Signature of Authorized Signatory of Exchange Clearing Member ______________________ Date ______________________

BY AFFIXING SIGNATURE BELOW, STOCK FACILITATING BROKER CONFIRMS THE COMPLETENESS OF THE EXCHANGE MEMBER'S APPLICATION FOR THIS STATED CLEARING PURPOSE.

Name of Authorized Signatory of Stock Facilitating Broker ______________________ Title ______________________

Signature of Authorized Signatory of Stock Facilitating Broker ______________________ Date ______________________

MIAX Options®

Stock-Tied Complex Order Authorization

Miami International Securities Exchange, LLC

Miami International Securities Exchange, LLC ("MIAX Options" or the "Exchange") Member Firms should use this form to request participation in Complex Orders containing a stock component on MIAX Options. Please fill out this form in its entirety and return to MIAX Options Membership (see Section F below).

Section A – General Member Information

Member Firm:	
Contact name:	
CRD No.:	Phone:
Email:	

Section B – Firm-Based Account Configuration (Order-by-Order Basis)

On a Firm-level basis, provide the following Stock Account MPID(s) which will be used to trade Complex Order strategies with a stock component.

Stock Account MPID(s)	

- If sending stock clearing instructions on an order-by-order basis, EEMs have the option to specify a default stock clearing account within this Section.
- Alternatively, in the absence of an order-by-order basis, please use Section C.
- Electronic Exchange Members (EEM) must complete either Section B or Section C.
- Please use an attachment if needed.

Section C – MPID-Based Account Configuration

Provide the following information for each MIAX Options MPID which will be used to trade Complex Order strategies with a stock component.

Column A	Column B
MIAX Options MPID	**Stock Account MPID**

- By providing MPID-based account information, MIAX will pre-configure your stock clearing information using Column A and Column B above.
- Market-Makers must complete both Column A and Column B.
- Please use an attachment if needed.

Section D – Clearing Path

Check the desired clearing path for stock component.

☐ 1. **ACT** – Requires Uniform Service Bureau/Executing Broker Agreement (AGU) with FINRA Transparency Services

☐ 2. **Direct to NSCC** – Requires Qualified Special Representative (QSR Form submitted via DTCC Portal) arrangement with FINRA

MIAX Options®

SECTION E – SUPPLEMENTAL MATERIAL

- ***FINRA Transparency Services Uniform Executing Broker Agreement (AGU)*** – FINRA member firms who wish to participate in the Complex Order System are required to execute this Agreement.
- ***QSR Arrangement (DTCC Portal)*** – Member firms which are not a FINRA member and have no access to ACT via its clearing firm, must have its clearing firm enter into this arrangement with FINRA.
- ***MPID & Session Request Form*** – Member firms that do not have an assigned MPID must request one by submitting this form to MIAX Options Membership.
- In accordance with Rule 518 Interpretation and Policy .01(a), to participate in stock-option order processing, a member firm must give up a Clearing Member previously identified to and processed by the Exchange as a Designated Give Up for that member firm, and which has entered into a *Uniform Executing Broker Agreement* with FINRA Transparency Services.

SECTION F – SIGNATURES

______________________________	______________________________
Authorized Signatory MIAX Options Member Firm	Authorized Signatory Stock Facilitating Broker
______________________________	______________________________
Print Name/Title	Print Name/Title
______________________________	______________________________
Date	Date

SECTION G – SUBMISSION

Please submit your completed form electronically to MIAX Options Membership: membership@MIAXOptions.com. Questions may be directed to MIAX Options Membership at 609-897-1479.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of December 6, 2018, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 3/7/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE
International Tele #:

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604
Tele #: (312) 994-4640

Approval Date: 4/17/2017
MIAX Options Membership Activities:
REGULAR MARKET MAKER
International Tele #:

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201
Tele #: (214) 765-1100

Approval Date: 11/18/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE
International Tele #:

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS
International Tele #:

BMO CAPITAL MARKETS CORP.

3 Times Square, 27th Floor
New York NY 10036
Tele #: (212) 885-4000

Approval Date: 10/10/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 4/21/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

BOFAML SECURITIES, INC.

One Bryant Park
222 Broadway
New York NY 10038
Tele #: (646) 743-2734

Approval Date: 11/1/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
International Tele #:

CITI ORDER ROUTING AND EXECUTION, LLC

Approval Date: 12/7/2012

11 Ewall Street, Ste. 103
Mt. Pleasant SC 29464

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (843) 789-2080 International Tele #:

CREDIT SUISSE SECURITIES (USA) LLC

Approval Date: 12/7/2012

11 Madison Avenue - 24th Floor
New York NY 10010

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 325-2000 International Tele #:

CUTLER GROUP, LP

Approval Date: 11/2/2015

101 Montgomery Street, Ste. 700
San Francisco CA 94104

MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

Tele #: (415) 293-3956 International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

Approval Date: 12/7/2012

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (847) 550-1730 International Tele #:

DEUTSCHE BANK SECURITIES INC.

Approval Date: 1/25/2013

60 Wall Street
New York NY 10005

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 250-2500 International Tele #:

DRW SECURITIES, L.L.C.

Approval Date: 8/31/2015

540 West Madison, Ste. 2500
Chicago IL 60661

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 542-3231 International Tele #:

GLOBAL EXECUTION BROKERS, LP

Approval Date: 12/7/2012

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (610) 617-2600 International Tele #:

GOLDMAN SACHS & CO. LLC

Approval Date: 1/15/2013

200 West Street
New York NY 10282

MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 902-1000 International Tele #:

GROUP ONE TRADING LP

Approval Date: 10/20/2014

440 South La Salle, Ste. 3232
Chicago IL 60605

MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

Tele #: (312) 347-8864 International Tele #:

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007

Approval Date: 3/29/2017
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (212) 293-1444 International Tele #:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago IL 60606

Approval Date: 8/26/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES

Tele #: (312) 244-3300 International Tele #:

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019

Approval Date: 3/27/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 310-9500 International Tele #:

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 618-5710 International Tele #:

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 595-8471 International Tele #:

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (646) 759-6000 International Tele #:

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022

Approval Date: 9/15/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 284-2300 International Tele #:

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago IL 60603

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 334-8000 International Tele #:

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (646) 743-1295 International Tele #:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

222 Broadway
NY3-222-12-05
New York NY 10038

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (212) 449-1000 International Tele #:

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS

Tele #: (212) 761-4000 International Tele #:

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601

Approval Date: 1/27/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER

Tele #: (312) 821-9500 International Tele #:

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604

Approval Date: 7/22/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 444-8700 International Tele #:

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399

Approval Date: 3/12/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (201) 413-2000 International Tele #:

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604

Approval Date: 9/20/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

Tele #: (312) 360-2440 International Tele #:

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd PA 19004

Approval Date: 11/23/2016
MIAX Options Membership Activities:
REGULAR MARKET MAKER

Tele #: (610) 617-2600 International Tele #:

SUSQUEHANNA SECURITIES

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (610) 617-2600 International Tele #:

TWO SIGMA SECURITIES, LLC

101 Avenue of the Americas - 19th Fl.
New York NY 10013

Approval Date: 9/12/2017
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

Tele #: (212) 625-5700 International Tele #:

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (203) 719-3000 International Tele #:

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago IL 60606

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 692-5000 International Tele #:

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York NY 10281

Approval Date: 5/31/2013
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

Tele #: (646) 484-3000 International Tele #:

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447

Approval Date: 5/13/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW

Tele #: (952) 345-6611 International Tele #:

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles CA 90017

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

Tele #: (213) 688-8090 International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202

Approval Date: 4/11/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (704) 715-6133 International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Tele #: (312) 884-4000 International Tele #:

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER

Tele #: (312) 884-3490 International Tele #:

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900
Chicago IL 60605

Tele #: (312) 235-0320 International Tele #:

Approval Date: 11/28/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Total Firms 45

0352